Exhibit 77D(g)

Meridian Growth Fund(R):

The Meridian Growth Fund(R) has changed the amount it may invest in foreign securities from "does not intend to invest more than 10% of its total assets in foreign securities" to "may invest up to 25% of its total assets in foreign securities".

Meridian Value Fund(R):

The Meridian Value Fund(R) has changed the amount it may invest in foreign securities from "does not intend to invest more than 10% of its total assets in foreign securities" to "may invest up to 25% of its total assets in foreign securities".